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Exhibit 99.3

news release

NORANDA REPORTS INITIAL RESULTS FROM A DRILLING PROGRAM
AT MATAGAMI, QUÉBEC

        Toronto, Ontario, October 26, 2004 — Noranda Inc. announced today that one of its exploration drilling programs in northern Quebec has intersected a new zone of massive sulphides at moderate depths near Matagami, Québec.

        The new "Renaissance" showing is located within the Matagami mining camp South Flank stratigraphy, approximately seven kilometres southeast of Noranda's Matagami milling infrastructure.

        Hole MC-04-07 intersected massive and semi-massive sulphides from 527.25 to 536.25 metres at an approximate vertical depth of 465 metres. Estimated true width of this portion of the intercept is approximately 6.9 metres. The massive to semi-massive portion of the zone is followed by mineralized exhalite and stringer mineralization to a hole depth of 550 metres.

        The "Renaissance" showing constitutes a single drillhole intercept of yet to be determined grade. The company would like to emphasise that, while this drill intercept is indicative of mineral potential, many more drillholes are required in order to delimit the extents of the mineralization, and to reliably estimate tonnes and grade.

        All assay results are pending. Two drills are currently active on the project. The company will furnish updates on a timely basis, as results become available.

        Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Contact:
Denis Couture
Vice-President, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

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  Exhibit 99.3